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Exhibit 99.9

CONSENT OF INDEPENDENT ENGINEERS

We refer to our report dated March 7, 2012 and effective December 31, 2011, evaluating the petroleum and natural gas reserves attributable to Baytex Energy Corp. and its affiliates, which is entitled "Evaluation of the P&NG Reserves of Baytex Energy Corp. (As of December 31, 2011)" (the "Report").

We hereby consent to the references to our name in the Company's Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

We also confirm that we have read the Company's Annual Information Form for the year ended December 31, 2011 dated March 15, 2012, and that we have no reason to believe that there are any misrepresentations in the information contained therein that was derived from the Report or that is within our knowledge as a result of the services we performed in connection with such Report.

SPROULE ASSOCIATES LIMITED
/s/ CAMERON P. SIX Cameron P. Six, P. Eng. Vice-President, Engineering and Partner
Calgary, Alberta, Canada March 15, 2012

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  Exhibit 99.9
CONSENT OF INDEPENDENT ENGINEERS